ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

June 14, 2022

Attention:	Kevin Dougherty

Laura Nicholson

Mark Wojciechowski

John Cannarella

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Amendment No. 5 to Registration Statement on Form S-4 Filed May 31, 2022 File No. 333-262583

Ladies and Gentlemen:

Set forth below are the responses of ArcLight Clean Transition Corp. II (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2022, with respect to the Company’s Registration Statement on Form S-4, File No. 333-262583 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 6 to the Registration Statement on Form S-4 (the “Amendment No. 6”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 6, unless otherwise specified.

Amendment No. 5 to Registration Statement on Form S-4 filed May 31, 2022

General

1.	We note your response to prior comment 11, and your disclosure that ArcLight continues to have customary obligations with respect to use of information and indemnification under the placement agent agreements with the Advisors, the financial advisory agreement with Citigroup Global Markets Inc. and the Underwriting Agreement with Barclays Capital Inc. and Citi, and OPAL Fuels continues to have customary obligations with respect to use of information and indemnification pursuant to the financial advisory agreements with BofA Securities, Inc. and Credit Suisse Securities (USA) LLC. Please disclose all material terms of such indemnification provisions, and discuss the impacts of those obligations on ArcLight and OPAL Fuels in the registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 89, 120 and 121.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Jennifer Wu of Kirkland & Ellis LLP at (512) 678-9150 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp. II

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer and President

Enclosures
cc:	Marco F. Gatti (ArcLight Clean Transition Corp. II)
Julian J. Seiguer (Kirkland & Ellis LLP)
Jennifer Wu (Kirkland & Ellis LLP)
Noah Allen (Kirkland & Ellis LLP)
John H. Booher (Sheppard, Mullin, Richter & Hampton LLP)
T. Allen McConnell (Sheppard, Mullin, Richter & Hampton LLP)